Exhibit 4.2

COUPANG, INC.
DESCRIPTION OF SECURITIES
The following is a summary of the rights of our capital stock and some of the provisions of our certificate of incorporation and bylaws, the Sixth Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), and relevant provisions of Delaware General Corporation Law. The descriptions herein are not complete and qualified in their entirety by our certificate of incorporation, bylaws, and the Registration Rights Agreement, copies of which have been filed as exhibits to our Annual Report on Form 10-K, as well as the relevant provisions of Delaware General Corporation Law.
General
Our certificate of incorporation provides for two classes of common stock, and authorizes shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.
Our authorized capital stock consists of:
•10,000,000,000 shares of Class A common stock, par value $0.0001 per share;
•250,000,000 shares of Class B common stock, par value $0.0001 per share; and
•2,000,000,000 shares of undesignated preferred stock, par value $0.0001 per share.
Class A Common Stock and Class B Common Stock
All issued and outstanding shares of our Class A common stock and Class B common stock are duly authorized, validly issued, fully paid, and non-assessable. All authorized but unissued shares of our Class A common stock are available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of the New York Stock Exchange (the “NYSE”). Our certificate of incorporation provides that, except with respect to certain protective provisions (as described below), voting rights, and conversion rights, the Class A common stock and Class B common stock are treated equally and identically.
Voting Rights
The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to 29 votes per share on any matter submitted to our stockholders. Holders of shares of Class B common stock and Class A common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our certificate of incorporation.
Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired, or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that proposed amendment to our certificate of incorporation.
Our certificate of incorporation provides that the number of authorized shares of preferred stock or Class A common stock may be increased or decreased (but not below the number of shares of preferred stock or Class A common stock then outstanding) by the affirmative vote of the holders of a majority of the outstanding voting power of all of our outstanding, voting together as a single class. As a result, the holders of a majority of the outstanding Class B common stock can approve an increase or decrease in the number of authorized shares of Class A common stock without a separate vote of the holders of Class A common stock. This could allow us to increase and issue additional shares of Class A common stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class A common stock.
Our certificate of incorporation does not provide for cumulative voting, unless required by law, for the election of directors.
Economic Rights

Except as otherwise expressly provided in our certificate of incorporation or required by applicable law, all shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.
Dividends and Distributions
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.
Upon our liquidation, winding-up or dissolution, the assets legally available for distribution to our stockholders are distributed pro rata, on an equal priority, pari passu basis among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Liquidation Rights
On our liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
Change of Control Transactions
The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, lease, exchange, or other disposition of all or substantially all of our assets, (b) the consummation of a merger, consolidation, business combination, or other similar transaction which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of our voting securities or the surviving or acquiring entity, or (c) the recapitalization, liquidation, dissolution, or other similar transaction, in one transaction or a series of related transactions, to a person or group of affiliated persons of our securities if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of our Company (or the surviving or acquiring entity).
Subdivisions and Combinations
If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same proportion and manner.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.
Conversion
Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for transfers to family members and certain transfers to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. All outstanding shares of our Class B common stock will convert into shares of our Class A common stock upon the earliest of (1) a date fixed by the board of directors that is no less than 120 days and no more than 180 days following the date that the number of shares of Class B common stock outstanding is less than 33% of that number of shares of Class B common stock outstanding immediately after the closing of our initial public offering, and (2) the first trading day following the six-month anniversary of the death or incapacity of Mr. Kim.
Preferred Stock
Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 2,000,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action.
Registration Rights
The Registration Rights Agreement provides that certain holders of our Class A common stock [and Class B common stock] have certain registration rights. The registration of shares of our Class A common stock by the exercise of these registration rights (as described below) would enable the holders to sell such shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”) when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares of Class A common stock such stockholders may include. The demand, piggyback, and Form S-3 registration rights described below will expire five years after the completion of our initial public offering, or with respect to any particular stockholder, such earlier time at which such stockholder holds 1% or less of the registrable securities and all such registrable securities held (together with any affiliate of such stockholder with whom such stockholder must aggregate its sales under Rule 144) can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.
Demand Registration Rights
Subject to certain exceptions, certain holders of shares of our Class A common stock [and Class B common stock] may request that we register all or a portion of the registrable shares. Such registration request must be made by the requisite holders of at least 35% of our registrable securities then outstanding. We are obligated to effect only two such registrations. Such request for registration must cover at least 50% of such shares or such lesser amount as would have an anticipated aggregate offering price, net of selling expenses, in excess of $10.0 million.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, certain holders of shares of our Class A common stock [and Class B common stock] will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing, and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us or a subsidiary pursuant to a stock option, stock purchase or similar plan, (ii) an SEC Rule 145 transaction, (iii) securities registered on any form that does not include substantially the same information as would be required to be included in a registration statement for such registrable securities, or (iv) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration, and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 Registration Rights
The holders of at least 30% of our registrable securities then outstanding will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered would equal or exceed $100.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our certificate of incorporation, and our bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Preferred Stock
Our board of directors will have the authority, with the approval of at least a majority of the voting power of the Class B common stock, to issue up to 2,000,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Stockholder Meetings
Our bylaws provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer, any holder of shares of Class B common stock, or by a resolution adopted by our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee of the board of directors.
Stockholders Not Entitled to Cumulative Voting
Our certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our capital stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Choice of Forum
Our certificate of incorporation provides that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our certificate of incorporation or our bylaws; (5) any action as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended. Our certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Amendment of Charter Provisions
The amendment of any of the above provisions would require approval of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of our company entitled to vote generally in the election of directors, voting together as a single class. In addition, any amendment of our bylaws will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
Any amendments, alterations, or repeal of any provision of our certificate of incorporation or bylaws that modifies the voting, conversion or other powers, preferences, or other special rights or privileges, or qualifications, limitations or restrictions of our Class B common stock would require the approval of the holders of a majority of the voting power of the Class B common stock then outstanding.
The provisions of Delaware law, our certificate of incorporation, and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.